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Resident Hong Kong Partners
Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel www.davispolk.com	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

December 14, 2020
Re:	Onion Global Limited (CIK: 0001829949) Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

On behalf of Onion Global Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, par value US$0.0001 per share. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the Registration Statement is being submitted to the Staff in draft form and on a confidential basis. The Company confirms to the Staff that it will publicly file the draft registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company has included in this submission its audited consolidated financial statements as of December 31, 2018 and 2019 and for each of the two years ended December 31, 2019 and the unaudited condensed consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2019 and 2020. As an emerging growth company, the Company has omitted the selected financial information for the years prior to 2018. In subsequent submission and depending on the timing of such submission, the Company plans to include, for the Staff’s review, audited consolidated financial statements for 2020. Prior to the distribution of a preliminary prospectus, the Company will amend the draft Registration Statement to include all financial statements required by Regulation S-X at the date of the amendment.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission	2	December 14, 2020

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thanks for your time and attention.

Yours sincerely, /s/ Li He

cc:	Ms. Shan (Mio) Ho, Chief Financial Officer Onion Global Limited Mr. Yi Gao Simpson Thatcher & Bartlett LLP Ms. Fei Xu Ernst & Young Hua Ming LLP